EXHIBIT (a) (8)

Interactive  Systems,  Inc.  Extends Tender Offer for CSI Computer  Specialists,
Inc.

                    Common Stock for $1.00 Per Share in Cash

         Arlington, Virginia and Gaithersburg, Maryland, May 9, 2000 -- Interactive Systems, Inc. ("ISI") and CSI Computer Specialists, Inc. (OTCBB:
CSIS) today announced that, in connection with its tender offer for all of the issued and outstanding shares of Common Stock (the "Common Shares") of CSI Computer Specialists, Inc. at $1.00 per share, ISI has extended its tender offer for all of the Common Shares. The tender offer, scheduled to expire at 5:00 p.m., Eastern Time, on May 23, 2000, is now scheduled to expire at 5:00 p.m., Eastern Time, on Wednesday, May 24, 2000, unless further extended.

         As of the close of business on May 8, 2000, Continental Stock Transfer & Trust Company, the Depositary for the tender offer, reported that 2,000 Common Shares have been tendered and not withdrawn.

         ISI confirms its intention to acquire the Common Shares in accordance with the terms of the tender offer.